Exhibit 99.1

FinVolution Group Reports First Quarter 2023 Unaudited Financial Results

-Net revenue reached RMB3,050.6 million, representing a year-over-year increase of 24.7% -

-International business revenue contribution reached 14.7% of total revenue for the first quarter through Local Focus, Global Outlook Strategy-

SHANGHAI, May 17, 2023 /PRNewswire/ — FinVolution Group (“FinVolution,” or the “Company”) (NYSE: FINV), a leading fintech platform, today announced its unaudited financial results for the first quarter ended March 31, 2023.

	For the Three Months Ended / As of		YoY Change
	March 31, 2022	March 31, 2023
Total Transaction Volume (RMB in billion)[1]	39.7	43.4	9.3%
Transaction Volume (China’s Mainland)	38.8	41.8	7.7%
Transaction Volume (International)[2]	0.86	1.57	82.6%
Total Outstanding Loan Balance (RMB in billion)	53.8	62.3	15.8%
Outstanding Loan Balance (China’s Mainland)[3]	53.4	61.3	14.8%
Outstanding Loan Balance (International)[4]	0.36	0.95	163.9%

First Quarter 2023 China Market Operational Highlights

•	Cumulative registered users[5] reached 146.6 million as of March 31, 2023, an increase of 8.4% compared to March 31, 2022.

•	Cumulative borrowers for the China market reached 24.0 million as of March 31, 2023, an increase of 6.7% compared to March 31, 2022.

•	Number of unique borrowers[6] for the first quarter of 2023 was 2.2 million, a decrease of 14.2% compared to the same period of 2022.

•	Transaction volume reached RMB41.8 billion for the first quarter of 2023, an increase of 7.7% compared to the same period of 2022.

•	Transaction volume facilitated for repeat individual borrowers[8] for the first quarter of 2023 was RMB37.1 billion, an increase of 13.8% compared to the same period of 2022.

•	Outstanding loan balance reached RMB61.3 billion as of March 31, 2023, an increase of 14.8% compared to March 31, 2022.

•	90 day+ delinquency ratio[9] was 1.72% as of March 31, 2023, compared to 1.64% as of March 31, 2022.

First Quarter 2023 International Market Operational Highlights

•	Cumulative registered users[5] reached 17.9 million as of March 31, 2023, an increase of 77.2% compared to March 31, 2022.

•	Cumulative borrowers for the international market reached 3.7 million as of March 31, 2023, an increase of 48.0% compared to March 31, 2022.

•	Number of unique borrowers[6] for the first quarter of 2023 was 0.74 million, an increase of 23.3% compared to the same period of 2022.

•	Number of new borrowers[7] for the first quarter of 2023 was 0.31 million, an increase of 34.8% compared to the same period of 2022.

•	Transaction volume reached RMB1.57 billion for the first quarter of 2023, an increase of 82.6% compared to the same period of 2022.

•	Proportion of transaction volume in the Indonesia market funded by local financial institutions has increased to 63.9% in the first quarter of 2023 from 14.6% in the same period last year.

•	Outstanding loan balance reached RMB0.95 billion as of March 31, 2023, an increase of 163.9% compared to March 31, 2022.

•

International business revenue was RMB447.7 million (US$65.2 million) for the first quarter of 2023, an increase of 165.8% compared to the same period of 2022, representing 14.7% of total revenue in the first quarter of 2023.

First Quarter 2023 Financial Highlights

•	Net revenue was RMB3,050.6 million (US$444.2 million) in the first quarter of 2023, an increase of 24.7% from RMB2,446.8 million in the same period of 2022.

•	Net profit was RMB689.8 million (US$100.4 million) in the first quarter of 2023, an increase of 29.1% from RMB534.3 million in the same period of 2022.

•

Non-GAAP adjusted operating income,[10] which excludes share-based compensation expenses before tax, was RMB762.6 million (US$111.0 million) in the first quarter of 2023, an increase of 26.7% from RMB602.1 million in the same period of 2022.

•

Diluted net profit per American depositary share (“ADS”) was RMB2.42 (US$0.35) and diluted net profit per share was RMB0.48 (US$0.07) in the first quarter of 2023, an increase of 33.7% from the same period of 2022. Non-GAAP diluted net profit per ADS was RMB2.49 (US$0.36) and non-GAAP diluted net profit per share was RMB0.50 (US$0.07) in the first quarter of 2023, an increase of 32.4% from the same period of 2022. Each ADS of the Company represents five Class A ordinary shares of the Company.

[1]	Represents the total transaction volume facilitated in China’s Mainland and the international markets on the Company’s platforms during the period presented.

[2]	Represents our international markets outside China’s Mainland.

[3]	Outstanding loan balance (China’s Mainland) as of any date refers to the balance of outstanding loans in China’s Mainland market delinquent within 180 days from the given date.

[4]	Outstanding loan balance (international) as of any date refers to the balance of outstanding loans in the international markets delinquent within 30 days from the given date.

[5]	On a cumulative basis, the total number of users in both China and international markets registered on the Company’s platforms as of March 31, 2023.

[6]	Represents the total number of borrowers in both China and international markets whose transactions were facilitated on the Company’s platforms during the period presented.

[7]

Represents the total number of new borrowers who have successfully borrowed on our platform in the past and borrowed on the Company’s platforms in the international markets during the period presented.

[8]	Represents the transaction volume facilitated for the repeat borrowers who successfully completed their transaction on the Company’s platforms during the period presented.

[9]

“90 day+ delinquency ratio” refers to the outstanding principal balance of on- and-off balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on-and-off balance sheet loans on the Company’s platform as of a specific date. Loans that originated outside China’s Mainland are not included in the calculation.

[10]	Please refer to “UNAUDITED Reconciliation of GAAP And Non-GAAP Results” for reconciliation between GAAP and Non-GAAP adjusted operating income.

Mr. Tiezheng Li, Chief Executive Officer of FinVolution, commented, “During the first quarter of 2023, total transaction volume reached RMB43.4 billion, representing a year-over-year increase of 9.3% while total outstanding loan balance reached RMB62.3 billion, representing a year-over-year increase of 15.8%.”

“We are delighted that our international markets continue to develop rapidly with transaction volume reaching RMB1.57 billion, representing a year-over-year increase of 82.6% while outstanding loan balance grew to RMB0.95 billion representing a year-over-year increase of 163.9%. Notably, this rapid growth propelled our international revenue contribution to 14.7% of total revenue in the quarter,” concluded Mr. Li.

Mr. Jiayuan Xu, FinVolution’s Chief Financial Officer, continued, “We are encouraged by the financial results we achieved in the first quarter. Net revenue for the first quarter reached RMB3,050.6 million representing a year-over-year increase of 24.7%. More encouragingly, due to our prudent business attitude and risk management, our net profit reached RMB689.8 million in the first quarter, representing a year-over-year increase of 29.1%.”

“Our cash and short-term liquidity position as of the end of March 2023 further strengthened to RMB7,750.1 million, representing a sequential increase of 9.7%. During such times of uncertainty, our strong balance sheet and liquidity position continue to provide confidence to all our stakeholders,” concluded Mr. Xu.

First Quarter 2023 Financial Results

Net revenue in the first quarter of 2023 increased by 24.7% to RMB3,050.6 million (US$444.2 million) from RMB2,446.8 million in the same period of 2022, primarily due to the increase in loan facilitation service fees, post facilitation service fees and guarantee income.

Loan facilitation service fees increased by 16.7% to RMB1,168.3 million (US$170.1 million) in the first quarter of 2023 from RMB1,001.4 million in the same period of 2022. This increase was primarily due to the increase in transaction volume, partially offset by the decrease in service fee rates.

Post-facilitation service fees increased by 6.3% to RMB487.2 million (US$70.9 million) in the first quarter of 2023 from RMB458.4 million in the same period of 2022, primarily due to the increase in outstanding loans served by the Company and the rolling impact of deferred transaction fees.

Guarantee income increased by 61.2% to RMB986.5 million (US$143.6 million) in the first quarter of 2023 from RMB612.1 million in the same period of 2022. This increase was primarily due to the increased outstanding loan balance of off-balance sheet loans and the rolling impact of deferred guarantee income. The fair value of quality assurance commitment upon loan origination is released as guarantee income systematically over the term of the loans subject to quality assurance commitment.

Net interest income increased by 6.1% to RMB285.6 million (US$41.6 million) in the first quarter of 2023, from RMB269.1 million in the same period of 2022.

Other revenue increased by 16.4% to RMB123.1 million (US$17.9 million) in the first quarter of 2023 from RMB105.8 million in the same period of 2022, primarily due to the increase in customer referral fees from other third-party platforms.

Origination, servicing expenses and other costs of revenue increased by 3.0% to RMB512.4 million (US$74.6 million) for the first quarter of 2023 from RMB497.7 million for the same period of 2022, primarily due to the increase in employee’s expenditures.

Sales and marketing expenses increased by 19.6% to RMB397.1 million (US$57.8 million) in the first quarter of 2023 from RMB332.0 million in the same period of 2022 as a result of proactive customer acquisition efforts focusing on higher-quality borrowers in both China and international markets.

Research and development expenses increased by 12.3% to RMB126.2 million (US$18.4 million) in the first quarter of 2023, from RMB112.4 million in the same period of 2022, due to the increase in investments for technology development.

General and administrative expenses decreased by 6.3% to RMB85.4 million (US$12.4 million) in the first quarter of 2023 from RMB91.1 million in the same period of 2022, primarily due to the increase in operating efficiency.

Provision for accounts receivable and contract assets decreased by 13.5% to RMB63.2 million (US$9.2 million) in the first quarter of 2023 from RMB73.1 million for the same period of 2022, primarily due to the better-than expected default rate, partially offset by the increase in loan volume and outstanding loan balances of off-balance sheet loans.

Provision for loans receivable increased by 44.0% to RMB143.3 million (US$20.9 million) in the first quarter of 2023, from RMB99.5 million in the same period of 2022, primarily due to the increase in loan volume and outstanding loan balances in the international markets.

Credit losses for quality assurance commitment increased by 48.8% to RMB980.7 million (US$142.8 million) in the first quarter of 2023 compared to RMB659.0 million in the same period of 2022. The increase was primarily due to the increase in loan volume and outstanding loan balances in the international markets.

Operating profit increased by 27.5% to RMB742.3 million (US$108.1 million) in the first quarter of 2023 from RMB582.0 million in the same period of 2022.

Non-GAAP adjusted operating income, which excludes share-based compensation expenses before tax, was RMB762.6 million (US$111.0 million) in the first quarter of 2023, representing an increase of 26.7% from RMB602.1 million in the same period of 2022.

Other income increased by 63.0% to RMB82.8 million (US$12.1 million) in the first quarter of 2023 from RMB50.8 million in the same period of 2022, mainly due to the increase in gains from wealth management products.

Income tax expense was RMB135.2 million (US$19.7 million) in the first quarter of 2023, compared to RMB98.6 million in the same period of 2022. This increase was mainly due to the increase in pre-tax profit in the first quarter and the increase in effective tax rate caused by an increase in profit contribution from subsidiaries with higher tax rates.

Net profit was RMB689.8 million (US$100.4 million) in the first quarter of 2023, compared to RMB534.3 million in the same period of 2022.

Net profit attributable to ordinary shareholders of the Company was RMB695.9 million (US$101.3 million) in the first quarter of 2023, compared to RMB534.7 million in the same period of 2022.

Diluted net profit per ADS was RMB2.42 (US$0.35) and diluted net profit per share was RMB0.48 (US$0.07) in the first quarter of 2023, an increase of 33.7% from the same period of 2022. Non-GAAP diluted net profit per ADS was RMB2.49 (US$0.36) and non-GAAP diluted net profit per share was RMB0.50 (US$0.07) in the first quarter of 2023, an increase of 32.4% from the same period of 2022. Each ADS represents five Class A ordinary shares of the Company.

As of March 31, 2023, the Company had cash and cash equivalents of RMB5,083.8 million (US$740.3 million) and short-term investments, mainly in wealth management products, of RMB2,666.3 million (US$388.2 million).

The following chart and table display the historical cumulative 30-day plus past due delinquency rates by loan origination vintage in China’s Mainland for all loan products facilitated through the Company’s online platform as of March 31, 2023:

Shares Repurchase Update

On August 21, 2022, the board of directors of the Company approved the expansion of the Company’s existing share repurchase program from up to US$60 million to up to US$140 million and the extension for another twelve months from January 1, 2023, through December 31, 2023, which allows the Company to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$140 million until December 31, 2023.

As of March 31, 2023, in combination with the Company’s historical and existing share repurchase programs, the Company had cumulatively repurchased its own Class A ordinary shares in the form of ADSs with a total aggregate value of approximately US$195.7 million.

Business Outlook

The Company will continue to closely monitor the pandemic situation and remain vigilant in its business operations. The Company announced that it expects its China’s Mainland transaction volume for the second quarter of 2023 to be around RMB45.0 billion, representing year-over-year growth of approximately 10.8%. The Company also announced that it expects its international markets transaction volume for the second quarter of 2023 to be around RMB1.7 billion, representing year-over-year growth of approximately 86.8%.

The above forecast is based on the current market conditions and reflects the Company’s current preliminary views and expectations on market and operational conditions and the regulatory and operating environment, as well as customer and institutional partners demands, all of which are subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:30 PM U.S. Eastern Time on May 17, 2023 (8:30 AM Beijing/Hong Kong Time on May 18, 2023).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
Canada (toll free):	1-855-669-9657
International:	1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	852-3018-4992
Mainland, China:	400-120-1203

Participants should dial-in at least five minutes before the scheduled start time and ask to be connected to the call for “FinVolution Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.finvgroup.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until May 24, 2023, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
Canada (toll free):	855-669-9658
International:	1-412-317-0088
Replay Access Code:	9175031

About FinVolution Group

FinVolution Group is a leading fintech platform with strong brand recognition in China and the international markets connecting borrowers of the young generation with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platform, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of March 31, 2023, the Company had over 164.5 million cumulative registered users.

For more information, please visit https://ir.finvgroup.com

Use of Non-GAAP Financial Measures

We use non-GAAP adjusted operating income, non-GAAP operating margin, non-GAAP net profit, non-GAAP net profit attributable to FinVolution Group, non-GAAP basic and diluted net profit per share and per ADS which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. We believe that these non-GAAP financial measures help identify underlying trends in our business by excluding the impact of share-based compensation expenses and expected discretionary measures. We believe that non-GAAP financial measures provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP adjusted operating profit, non-GAAP operating margin, non-GAAP net profit non-GAAP basic and diluted net profit per share and per ADS are not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider it in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8676 to US$1.00, the rate in effect as of March 31, 2023 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Investor Relations

Jimmy Tan, IRC

Tel: +86 (21) 8030-3200 Ext. 8601

E-mail: ir@xinye.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: finv@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: finv@tpg-ir.com

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of March 31,
	2022	2023
	RMB	RMB	USD
Assets
Cash and cash equivalents	3,636,380	5,083,789	740,257
Restricted cash	2,842,707	2,960,351	431,060
Short-term investments	3,427,020	2,666,273	388,239
Investments	1,084,084	1,109,292	161,525
Quality assurance receivable, net of credit loss allowance for quality assurance receivable of RMB374,304 and RMB394,930 as of December 31, 2022, and March 31, 2023, respectively	1,669,855	1,606,434	233,915
Intangible assets	98,692	98,692	14,371
Property, equipment and software, net	141,345	138,191	20,122
Loans receivable, net of credit loss allowance for loans receivable of RMB294,355 and RMB254,613 as of December 31, 2022 and March 31, 2023, respectively	2,136,432	1,242,632	180,941
Accounts receivable and contract assets, net of credit loss allowance for accounts receivable and contract assets of RMB496,918 and RMB402,943 as of December 31, 2022, and March 31, 2023, respectively	2,217,445	2,244,132	326,771
Deferred tax assets	919,361	1,160,701	169,011
Right of use assets	192,428	183,879	26,775
Prepaid expenses and other assets	2,966,751	2,796,856	407,254
Goodwill	50,411	50,411	7,340

Total assets	21,382,911	21,341,633	3,107,581

Liabilities and Shareholders’ Equity
Deferred guarantee income	1,805,164	1,786,267	260,101
Liability from quality assurance commitment	3,555,618	3,650,909	531,614
Payroll and welfare payable	274,408	175,825	25,602
Taxes payable	134,027	302,772	44,087
Funds payable to investors of consolidated trusts	1,845,210	1,054,904	153,606
Contract liability	5,109	5,215	759
Deferred tax liabilities	232,188	291,729	42,479
Accrued expenses and other liabilities	909,708	844,405	122,955
Leasing liabilities	176,990	176,255	25,665
Dividends payable	—	416,463	60,642

Total liabilities	8,938,422	8,704,744	1,267,510

Commitments and contingencies
FinVolution Group Shareholders’ equity
Ordinary shares	103	103	15
Additional paid-in capital	5,692,703	5,707,355	831,055
Treasury stock	(568,595)	(655,601)	(95,463)
Statutory reserves	698,401	698,401	101,695
Accumulated other comprehensive income	52,237	23,069	3,357
Retained Earnings	6,496,852	6,776,273	986,702

Total FinVolution Group shareholders’ equity	12,371,701	12,549,600	1,827,361

Non-controlling interest	72,788	87,289	12,710

Total shareholders’ equity	12,444,489	12,636,889	1,840,071

Total liabilities and shareholders’ equity	21,382,911	21,341,633	3,107,581

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended March 31,
	2022	2023
	RMB	RMB	USD
Operating revenue:
Loan facilitation service fees	1,001,363	1,168,253	170,111
Post-facilitation service fees	458,436	487,171	70,938
Guarantee income	612,122	986,520	143,648
Net interest income	269,122	285,632	41,591
Other Revenue	105,751	123,067	17,920

Net revenue	2,446,794	3,050,643	444,208

Operating expenses:
Origination, servicing expenses and other cost of revenue	(497,704)	(512,428)	(74,615)
Sales and marketing expenses	(331,980)	(397,118)	(57,825)
Research and development expenses	(112,403)	(126,216)	(18,378)
General and administrative expenses	(91,139)	(85,402)	(12,435)
Provision for accounts receivable and contract assets	(73,050)	(63,200)	(9,203)
Provision for loans receivable	(99,468)	(143,316)	(20,868)
Credit losses for quality assurance commitment	(659,009)	(980,683)	(142,799)

Total operating expenses	(1,864,753)	(2,308,363)	(336,123)

Operating profit	582,041	742,280	108,085

Other income, net	50,849	82,777	12,053

Profit before income tax expense	632,890	825,057	120,138
Income tax expenses	(98,631)	(135,237)	(19,692)

Net profit	534,259	689,820	100,446
Net profit attributable to non-controlling ,interest shareholders	(404)	(6,064)	(883)
Net profit attributable to FinVolution Group	534,663	695,884	101,329
Foreign currency translation adjustment, net of nil tax	(2,546)	(29,168)	(4,247)

Total comprehensive income attributable to FinVolution Group	532,117	666,716	97,082

Weighted average number of ordinary shares used in computing net income per share
Basic	1,431,746,490	1,410,573,744	1,410,573,744
Diluted	1,474,499,556	1,436,889,563	1,436,889,563
Net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.37	0.49	0.07
Diluted	0.36	0.48	0.07
Net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic	1.87	2.47	0.36
Diluted	1.81	2.42	0.35

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended March 31,
	2022	2023
	RMB	RMB	USD
Net cash (used in)/provided by operating activities	(35,152)	672,286	97,892
Net cash (used in)/ provided by investing activities	(1,743,175)	1,805,886	262,957
Net cash provided by/ (used in) financing activities	401,228	(886,716)	(129,116)
Effect of exchange rate changes on cash and cash equivalents	(2,096)	(26,403)	(3,844)
Net increase/ (decrease) in cash, cash equivalent and restricted cash	(1,379,195)	1,565,053	227,889
Cash, cash equivalent and restricted cash at beginning of period	8,491,541	6,479,087	943,428
Cash, cash equivalent and restricted cash at end of period	7,112,346	8,044,140	1,171,317

FinVolution Group

UNAUDITED Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended March 31,
	2022	2023
	RMB	RMB	USD
Net Revenues	2,446,794	3,050,643	444,208
Less: total operating expenses	(1,864,753)	(2,308,363)	(336,123)
Operating Income	582,041	742,280	108,085
Add: share-based compensation expenses	20,098	20,359	2,964
Non-GAAP adjusted operating income	602,139	762,639	111,049
Operating Margin	23.8%	25.0%	25.0%
Non-GAAP operating margin	24.6%	25.6%	25.6%
Non-GAAP adjusted operating income	602,139	762,639	111,049
Add: other income, net	50,849	82,777	12,053
Less: income tax expenses	(98,631)	(135,237)	(19,692)
Non-GAAP net profit	554,357	710,179	103,410
Net profit attributable to non-controlling interest shareholders	(404)	(6,064)	(883)
Non-GAAP net profit attributable to FinVolution Group	554,761	716,243	104,293
Weighted average number of ordinary shares used in computing net income per share
Basic	1,431,746,490	1,410,573,744	1,410,573,744
Diluted	1,474,499,556	1,436,889,563	1,436,889,563
Non-GAAP net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.39	0.51	0.07
Diluted	0.38	0.50	0.07
Non-GAAP net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic	1.94	2.54	0.37
Diluted	1.88	2.49	0.36